Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED OCTOBER 15, 2021
TO THE PROSPECTUS DATED MAY 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated May 4, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio;
•to disclose the transaction price for each class of our common stock as of November 1, 2021;
•to disclose the calculation of our September 30, 2021 net asset value (“NAV”) per share for each share class; and
•to provide an update on our current public offering (the “Offering”).

Portfolio Updates for the Month Ending September 30, 2021
NAV per share increased month-over-month largely due to mark-to-market increases on our multifamily properties, where we continue to see accelerated rent growth and broader investor demand for the sector. In September, we acquired 1110 Key Federal Hill, a newly-built, 224-unit class “A” multifamily property located in the Federal Hill submarket of Baltimore, Maryland. The property is currently 99% leased, has a strong cash flow profile and is within proximity to Baltimore’s top employers.
The portfolio consists of 80% in real property, 16% in real estate-related debt and the remainder in cash and cash equivalents. Our real property investments are split between multifamily (73%) and office (27%). The company’s leverage ratio stands at 46%.
November 1, 2021 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2021 (and repurchases as of October 31, 2021) is as follows:

Transaction Price (per share)
Class S	$11.8772
Class I	$11.9684
Class C	$11.9007
Class T	$11.9684
Class D	$11.9684

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2021. A detailed calculation of the NAV per share is set forth below.

As of September 30, 2021, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of September 30, 2021 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
September 30, 2021 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The November 1, 2021 transaction price is being determined based on our NAV as of September 30, 2021. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate-related debt investments and property-level debt liabilities.
The following table provides a breakdown of the major components of our total NAV as of September 30, 2021:

Components of NAV	September 30, 2021
Investments in real properties	$475,599,071
Investments in real estate-related securities	95,202,806
Cash and cash equivalents	18,275,717
Restricted cash	5,535,629
Other assets	5,708,955
Debt obligations	(282,976,143)
Accrued performance fee(1)	(4,947,892)
Accrued stockholder servicing fees(2)	(146,992)
Management fee payable	(448,644)
Dividend payable	(903,005)
Subscriptions received in advance	—
Other liabilities	(7,043,026)
Non-controlling interests in joint ventures	(21,836,380)
Net asset value	$282,020,096
Number of shares outstanding	23,720,559

(1)	Represents the performance fee for the period ended September 30, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class C Shares	Class T Shares	Class D Shares	Total
Net asset value	$232,259,266	$33,417,032	$16,343,798	$—	$—	$282,020,096
Number of shares outstanding	19,555,095	2,792,111	1,373,353	—	—	23,720,559
NAV per share as of September 30, 2021	$11.8772	$11.9684	$11.9007	$—	$—

As of September 30, 2021, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	5.70%	4.50%
Office	7.73%	6.48%

These assumptions are determined by the Adviser and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	1.96%	1.92%
(weighted average)	0.25% increase	(1.92)%	(1.76)%
Exit Capitalization Rate	0.25% decrease	3.88%	2.61%
(weighted average)	0.25% increase	(3.62)%	(2.30)%

The following table provides a breakdown of the major components of our total NAV as of August 31, 2021:

Components of NAV	August 31, 2021
Investments in real properties	$371,132,817
Investments in real estate-related securities	82,843,060
Cash and cash equivalents	35,046,689
Restricted cash	5,363,181
Other assets	7,561,062
Debt obligations	(230,115,652)
Accrued performance fee(1)	(2,205,754)
Accrued stockholder servicing fees(2)	(139,089)
Management fee payable	(403,282)
Dividend payable	(825,964)
Subscriptions received in advance	—
Other liabilities	(6,203,537)
Non-controlling interests in joint ventures	(15,317,008)
Net asset value	$246,736,523
Number of shares outstanding	22,162,703

(1)	Represents the performance fee for the period ended August 31, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class C Shares	Class T Shares	Class D Shares	Total
Net asset value	$202,201,683	$30,186,190	$14,348,650	$—	$—	$246,736,523
Number of shares outstanding	18,180,021	2,694,932	1,287,750	—	—	22,162,703
NAV per share as of August 31, 2021	$11.1222	$11.2011	$11.1424	$—	$—

As of August 31, 2021, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

We are offering on a continuous basis up to $2 billion in shares of common stock, consisting of up to $1.6 billion in shares in our primary offering and up to $0.4 billion in shares pursuant to our distribution reinvestment plan.

As of the date hereof, we had issued and sold (i) 21,060,221 shares of our common stock, net of repurchases, (consisting of 19,379,421 Class S shares and 1,680,800 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the primary offering for total net proceeds of $217,641,470 and (ii) 581,189 shares of our common stock (consisting of 546,130 Class S shares and 35,059 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $6,137,605. We intend to continue selling shares in the Offering on a monthly basis until the Transaction Effective Date (as defined in Prospectus Supplement No. 3 filed on July 15, 2021), at which time we expect to transition to offering under the follow-on registration statement.